Myers Industries, Inc.

1293 South Main Street

Akron, Ohio 44301

October 26, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Attn:    Jay Ingram, Legal Branch Chief

            Office of Manufacturing and Construction

            Division of Corporation Finance

Mail Stop 4631

100 F Street, NE

Washington, D.C. 20549

Re:	Registration Statement on Form S-3 (File No. 333-220628) of Myers Industries, Inc.

Dear Mr. Ingram:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Myers Industries, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take such action as may be necessary and proper in order that the above-referenced Registration Statement on Form S-3 be declared effective at 4:30 p.m. Eastern Standard Time on Monday, October 30, 2017, or as soon thereafter as practicable.

Please call the undersigned at 330-761-6130 or Megan Mehalko at 216-363-4487 to provide notice of the effectiveness of the Registration Statement or with any questions regarding this request. Thank you for your assistance in this matter.

Sincerely,

/s/ Kevin Brackman
Kevin Brackman
Chief Accounting Officer, Myers Industries, Inc.

cc:    Chris Ronne, Staff Attorney

         Megan L. Mehalko, Benesch, Friedlander, Coplan & Aronoff LLP